21001778

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2023
Estimated average burden hours per response	12.00

SEC Mail Processing Section
MAR 02 2021
Washington DC
406

SEC FILE NUMBER
8-68358

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/20** (MM/DD/YY) AND ENDING **12/31/20** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **MCS Capital Markets LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 Hudson Yards
(No. and street)

New York	**NY**	**10001**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Knox **(212) 659-2022**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

30 Rockefeller Plaza	**New York**	**NY**	**10112**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MCS CAPITAL MARKETS LLC

TABLE OF CONTENTS

This report contains (check all applicable boxes):** **Page**

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, John Knox, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to MCS Capital Markets LLC for the year ended December 31, 2020 are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

John Knox — February 25, 2021
Signature — Date

Financial and Operations Principal
Title

Pursuant to the statement from the staff of the Division of Trading and Markets regarding the notarization requirements applicable to the Impacted Paper Submissions or in the electronic filings of a broker-dealer's annual reports required under paragraph (d) of Rule 17a-5 and the difficulties arising from COVID-19, John Knox is making this filing without a notarization.

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of MCS Capital Markets LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of MCS Capital Markets LLC (the "Company") as of December 31, 2020, and the related statements of loss, changes in financial condition, and changes in member's capital and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Report on Supplemental Schedules

The supplemental schedules g, h, and i listed in the accompanying table of contents have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Deloitte & Touche LLP

February 25, 2021

We have served as the Company's auditor since 2013.

MCS CAPITAL MARKETS LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS		
Cash and cash equivalents	$	12,722,256
Prepaid expenses and other assets		29,369
TOTAL ASSETS	$	12,751,625
LIABILITIES AND MEMBER'S CAPITAL		
Accounts payable and accrued expenses	$	378,547
Total liabilities		378,547
Commitments and contingencies (See Note 3)		
Member's capital		12,373,078
TOTAL LIABILITIES AND MEMBER'S CAPITAL	$	12,751,625

The accompanying notes are an integral part of these financial statements.

MCS CAPITAL MARKETS LLC

STATEMENT OF LOSS
FOR THE YEAR ENDED DECEMBER 31, 2020

REVENUES	
Investment income	$ 99,732
Total revenues	99,732
EXPENSES	
Litigation settlement	323,854
Employee compensation and benefits	210,182
Professional fees	203,702
Occupancy expense	60,000
Regulatory expense	38,726
Other	41,900
Total expenses	878,364
NET LOSS	$ (778,632)

The accompanying notes are an integral part of these financial statements.

MCS CAPITAL MARKETS LLC

STATEMENT OF CHANGES IN FINANCIAL CONDITION
FOR THE YEAR ENDED DECEMBER 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(778,632)
Adjustments to reconcile net loss to net cash used by operating activities:		
Noncash expense contributions		300,181
Change in operating assets and liabilities:		
Prepaid expenses and other asset		36,311
Accounts payable and accrued expenses		230,274
Net cash used in operating activities		(211,866)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Distributions		(14,000,000)
Net cash used in financing activities		(14,000,000)
NET DECREASE IN CASH AND CASH EQUIVALENTS		(14,211,866)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		26,934,122
CASH AND CASH EQUIVALENTS, END OF YEAR	$	12,722,256
Supplementary Information:		
Noncash equity based compensation incurred by related party on behalf of Company	$	140,976
Cash based compensation paid for by related party on behalf of Company	$	69,205
General and Administrative expenses paid for by related party on behalf of Company	$	90,000

The accompanying notes are an integral part of these financial statements.

MCS CAPITAL MARKETS LLC

STATEMENT OF CHANGES IN MEMBER'S CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2020

MEMBER'S CAPITAL, JANUARY 1, 2020	$ 26,851,529
Net loss	(778,632)
Noncash expense contributions	300,181
Distributions	(14,000,000)
MEMBER'S CAPITAL, DECEMBER 31, 2020	$ 12,373,078

The accompanying notes are an integral part of these financial statements.

1. Organization and Business

MCS Capital Markets LLC (the "Company"), a wholly owned subsidiary of Merchant Capital Solutions LLC (the "Parent or MerchCap"), is a limited liability company that was formed under the laws of Delaware. Effective in November 2016, KCMH became the sole owner of MerchCap. The Company is an indirect subsidiary of Kohlberg Kravis Roberts & Co. L.P. ("KKR"). KCMH and its affiliates provide administrative services to MerchCap and the Company pursuant to certain service agreements.

The Company is a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company chose to suspend primary operations in 2017, and accordingly has not recorded any investment banking revenue. Previously, the Company's primary operations were to provide capital markets, advisory and underwriting services to mid-market and sponsor-backed third parties seeking to raise capital through the public or private capital markets.

2. Summary of Significant Accounting Policies

Basis of presentation
These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reported period. Actual results could differ materially from these estimates.

Investment income
Investment income represents interest income earned from cash deposits and money market funds.

Cash and cash equivalents
The Company considers its investments in money market funds to be cash equivalents if the original maturities are 90 days or less. Cash and cash equivalents are held by a single financial institution and are subject to the credit risk of that financial institution. The Company has not experienced any losses and does not believe there to be any significant credit risk with respect to these balances.

The Company's cash equivalents are measured at fair value on a recurring basis based on the quoted Net Asset Value ("NAV") of the respective open-end registered money market funds. Such cash equivalents, totaling $12,700,149, are classified as Level 1 in the fair value hierarchy because they trade in an active market at reported NAV.

Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these instruments does not entail a significant degree of judgment.

Financial instruments not measured at fair value
Certain of the Company's assets and liabilities are not measured at fair value on a recurring basis but nevertheless are recorded at amounts that approximate fair value due to their liquid or short-term nature. Such financial assets and financial liabilities include: Prepaid expenses and other assets, and Accounts payable and accrued expenses.

Income tax
The Company is a limited liability company organized under the laws of Delaware. Because the Parent is the Company's sole member, the Company is treated as a disregarded entity for federal, state and local income tax purposes. KCMH is the sole shareholder of the Parent, and is treated as a partnership for federal, state and local income tax purposes and is therefore subject to New York City ("NYC") unincorporated business tax ("UBT") at a statutory rate of 4%. As the sole member of the Company, the Parent is entitled to reimbursement from the Company for any UBT liability arising from its allocable share of NYC source income. Based on the Company's current year loss, the Company has not recorded a tax expense or liability payable to the Parent.

The Company records deferred tax assets or liabilities based on the temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and their bases for income tax purposes. As of December 31, 2020, these differences were immaterial.

At December 31, 2020, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination is subject to ongoing reevaluation as facts and circumstances may require.

In the normal course of business, KCMH is subject to examination by federal, state and local income tax regulators. As of December 31, 2020 the Parent's federal income tax returns and state and local tax returns are open under the relevant statute of limitations, and therefore subject to examination for the tax years 2017 through 2019.

Related party
Based on its liquidity at any given time, the Company's ability to meet regulatory capital requirements for potential underwritings may be dependent on its access to funding from the Parent.

Effective January 15, 2013 the Company entered into a services agreement with KCMH (the "Services Agreement") whereby KCMH and its affiliates provide services, office facilities, office equipment, and personnel reasonably necessary to operate the business of the Company. The Services Agreement stipulates that substantially all compensation costs, occupancy costs, and other shared facility costs (the "Covered Costs") are paid fully by KCMH. All other direct costs of the Company such as professional fees, regulatory fees, insurance, and business travel are paid by the Company (the "Reimbursable Costs"). To the extent that such allocable costs are Reimbursable Costs, the Company will reimburse KCMH and its affiliates or the Parent. See Note 4, "Related party and affiliate transactions" for further discussion on related party transactions.

Recently Issued Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-02, Leases ("ASC 842") which has subsequently been amended. This guidance, among other items: (i) requires recognition of lease assets and lease liabilities for those leases classified as operating leases under previous GAAP, ASC 840; (ii) retains a distinction between finance leases and operating leases; and (iii) includes the classification criteria for distinguishing between finance leases and operating leases that are substantially similar to the classification criteria for distinguishing between capital leases and operating leases under ASC 840. KKR and the Company adopted this guidance on the effective date, January 1, 2020. The only material lease arrangement KKR is engaged in are leases of office space where KKR is the lessee under the terms of operating leases. KKR allocates a portion of lease expense to the Company. The adoption of ASC 842 resulted in no cumulative-effect adjustment to the retained earnings of the Company as of January 1, 2020.

On December 18, 2019, the FASB issued ASU No. 2019-12, which modifies ASC 740 to simplify the accounting for income taxes. The ASU, among other changes, (i) provides a policy election to not allocate consolidated income taxes when a member of a consolidated tax return is not subject to income tax and (ii) provides guidance to evaluate whether a step-up in tax basis of goodwill relates to a business combination in which book goodwill was recognized or a separate transaction. The guidance is effective for fiscal periods beginning after December 15, 2020. KKR does not expect the guidance to have a material impact on the financial statements.

3. Commitments and Contingences

Litigation

From time to time, the Company is involved in legal proceedings, lawsuits and claims incidental to the conduct of the Company's business. The Company's business is also subject to extensive regulation, which may result in regulatory proceedings against it. The Company believes that these matters will not have a material impact upon the financial statements.

During 2020, the Company accrued a litigation settlement totaling $323,854 in connection with a capital markets transaction from a prior period. The litigation settlement expense is included in the accompanying Statement of Income. The Company paid the $323,854 litigation settlement in February 2021.

4. Related party and affiliate transactions

Services Agreement

During 2020, the Company reimbursed KCMH and its Parent approximately $302,257 for certain Reimbursable Costs pursuant to the Services Agreement. To the extent that such allocable costs are Covered Costs, the Company is not required to reimburse KCMH and its affiliates for the expense. Accordingly, the Company records such Covered Costs as noncash capital contributions. During the year ended December 31, 2020, the Company recorded Covered Costs of $159,205 for cash based expenses within the accompanying Statement of Loss.

Noncash equity compensation
Additionally, KKR and its affiliates allocate certain noncash equity compensation to the Company which is recorded by the Company as noncash capital contributions. For the year ended December 31, 2020 such noncash compensation expense allocated by KKR and its affiliates to the Company totaled $140,976 which is included in Employee compensation and benefits within the accompanying Statement of Loss. See Note 5, "Equity-Based Compensation" for further discussion on noncash compensation.

5. Equity-Based Compensation

Certain employees of the Parent, who are providing services to the Company, are participants in equity-based compensation plans sponsored by KKR affiliates. Equity awards are granted to individuals by such affiliate, and the Company records allocated compensation costs incurred by such affiliate on behalf of employees providing services to the Company. For each plan described below, the allocated value of the equity-based compensation from KKR or affiliates to the Company is not reimbursable; accordingly, all such amounts are deemed to be noncash capital contributions. The following is a description of the plans in which the Parent's employees providing services to the Company participate.

KKR Holdings Units
Eligible employees of the Parent, who are providing services to the Company, have been granted units in KKR Holdings L.P. (the "Holdings Units"), a KKR affiliate, which are generally subject to minimum retained ownership requirements and in certain cases, transfer restrictions, and allow for the ability to exchange the Holdings Units into common stock of its publicly traded affiliate, KKR & Co. Inc., on a one-for-one basis. Except for any Holdings Units that were deemed fully vested on the date of grant, Holdings Units are subject to service based vesting generally over a three to five year period from the date of grant. Transfer restriction periods, if applicable, generally last for a minimum of (i) one year with respect to one-half of the interests vesting on any vesting date and (ii) two years with respect to the other one-half of the interests vesting on such vesting date. While providing services to the Company or one of its affiliates, these individuals may also be subject to minimum retained ownership rules requiring them to continuously hold 25% of their vested interests. Upon separation from the Company and KKR affiliates, certain Holdings Unit holders will be subject to the terms of a non-compete agreement that may require the forfeiture of certain vested and unvested Holdings Units should the terms of the non-compete be violated. Holders of Holdings Units are entitled to participate in distributions received by KKR Holdings only to the extent that such Holdings Units are vested.

Compensation expense on Holdings Units is calculated based on the fair value of a Holdings Unit determined using the closing price of the common stock on the grant date discounted for the lack of participation rights in the expected distributions on unvested units. Expense is recognized on a straight line basis over the life of the award and assumes a forfeiture rate up to 7% annually based upon expected turnover by employee class.

On February 25, 2016 certain senior employees of the Parent were granted units in KKR Holdings subject to market conditions and service based vesting. On November 2, 2016 these awards were

modified to eliminate the market condition vesting requirement, and instead the awards have service based vesting in equal installments over a five year period. The modification resulted in incremental compensation expense which is being recognized over the vesting period of the award as defined above.

Total allocated compensation expense from KKR to the Company for the year ended December 31, 2020 related to these Holdings Units was $75,010. As of December 31, 2020, there was approximately $24,019 of estimated unrecognized compensation expense related to unvested awards granted to employees of the Parent who provide services to the Company. That cost is expected to be recognized over the vesting period as follows:

Year	Unrecognized Expense (in millions)
2021	0.24
2022	0.00
2023	0.00
2024	0.00
Total	$0.24

Service-Vesting Awards

On March 29, 2019, the 2019 Equity Incentive Plan became effective. Following the effectiveness of the 2019 Equity Incentive Plan, KKR will not make any further grants under the 2010 Equity Incentive Plan, and the 2019 Equity Incentive Plan became KKR's only plan for providing new equity-based awards. Outstanding awards under the 2010 Equity Incentive Plan will remain outstanding, unchanged and subject to the terms of the 2010 Equity Incentive Plan and their respective equity award agreements, until the vesting, expiration or lapse of such awards in accordance with their terms. There are no significant differences in the expense recognition between the 2010 Equity Incentive Plan and the 2019 Equity Incentive Plan.

Under the Equity Incentive Plans, KKR granted equity awards that are subject to service-based vesting to employees of the Parent, who provide services to the Company, that relate to common stock, which generally vest over a three to five year period from the date of grant (referred to hereafter as "Service-Vesting Awards"). In certain cases, these Service-Vesting Awards are subject to transfer restrictions and/or minimum retained ownership requirements. Holders of the Service-Vesting Awards will not participate in distributions until such awards have met their vesting requirements. Compensation expense on these awards is calculated based on the fair value of common stock on the grant date discounted for the lack of participation rights in the expected dividends on unvested units.

Expense is recognized on a straight line basis and assumes a forfeiture rate of up to 7% annually based upon expected turnover by employee class.

Allocated compensation expense for the year ended December 31, 2020 related to the Service-Vesting Awards was $65,966. As of December 31, 2020, there was approximately $54,432 of estimated unrecognized compensation expense related to unvested awards granted to employees of

the Parent who provide services to the Company. That cost is expected to be recognized over the vesting period as follows:

Year	Unrecognized Expense (in millions)
2021	0.35
2022	0.16
2023	0.03
2023	0.00
Total	$0.54

6. Segment Reporting

KKR operates through one operating and reportable segment. This single reportable segment reflects how the chief operating decision makers allocate resources and assess performance, which includes operating collaboratively across products and markets, with predominantly a single expense pool.

7. Regulatory Requirements

The Company is subject to the Alternative Standard which requires the maintenance of minimum net capital of the greater of $250,000 or 2% of aggregate debit items as defined. At December 31, 2020 the Company had net capital of $12,090,256 which exceeded the required net capital of $250,000 by $11,840,256.

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934. The Company is exempt from the provisions of Rule 15c3-3 because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: (1) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers and (2) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

8. Risks and Uncertainties

During the 2020 calendar year, the World Health Organization has declared the outbreak of the coronavirus ("Covid-19") to constitute a "Public Health Emergency of International Concern". This pandemic has disrupted economic markets and the economic impact, duration and spread of the COVID-19 virus is uncertain at this time. The financial performance of the Company is subject to future developments related to the COVID-19 outbreak and possible government advisories and restrictions placed on the financial markets and business activities.

9. Subsequent Events

The Company evaluated subsequent events through the date these financial statements were issued. There were no additional subsequent events identified by the Company that should be disclosed in the notes to the financial statements.

* * * * *

MCS CAPITAL MARKETS LLC

SUPPLEMENTAL SCHEDULE (g)

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2020

	Net Capital Computation
Member's capital	$ 12,373,078
Deductions and charges	
Nonallowable assets:	
Prepaid expenses and other assets	28,819
Total nonallowable assets	28,819
Net capital before haircuts	12,344,259
Haircuts on money market funds and other	254,003
Net capital	$ 12,090,256
Minimum capital requirement (the greater of $250,000 or 2% of customer debits)	250,000
Excess net capital	$ 11,840,256
Customer debits	$ ---

There are no material differences between the Computation of Net Capital presented above and the Computation of Net Capital reported in the Company's unaudited FOCUS Report as of December 31, 2020.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2020

The Company is exempt from the provisions of Rule 15c3-3 because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: (1) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers and (2) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.